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<FILENAME>spex_sc13ga.txt

                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

				(Amendment No.1)

                               Spherix Incorporated
                                (Name of Issuer)

                      Common Shares, par value $0.005 per share
                          (Title of Class of Securities)

                                    84842R106
                                 (CUSIP Number)

                                  November 16, 2009
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 11 Pages

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CUSIP No. 84842R106                   13G/A                  Page 2 of 3 Pages
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This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on December 2, 2009 (the "Original Schedule 13G" and the Original
Schedule 13G as amended, the "Schedule 13G") with respect to common shares, $0.005 par value per share of Spherix Incorporated, a Delaware corporation
(the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. At the time of the filing of the Original Schedule 13G, no reporting person beneficially owned more than five percent of any class of securities of the company, but did not so indicate in item 5. This Amendment amends and restates Item 5 in its entirety as set forth below.



Item 5.     Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]


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CUSIP No. 84842R106                   13G/A                  Page 3 of 3 Pages
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SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: March 2, 2010

HUDSON BAY FUND, L.P.				HUDSON BAY OVERSEAS FUND, LTD.

By: Hudson Bay Capital Management, L.P.	By: Hudson Bay Capital Management, L.P.
Investment Manager				Investment Manager

By: /s/ SANDER GERBER				By: /s/ SANDER GERBER
Name:	Sander Gerber				Name:  Sander Gerber
Title: 	Authorized Signatory			Title:	Authorized Signatory



HUDSON BAY CAPITAL MANAGEMENT, L.P.		/s/ Sander Gerber
						SANDER GERBER
By: /s/ SANDER GERBER
Name:	Sander Gerber
Title: 	Authorized Signatory



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